

**UNITED STATES**
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

March 29, 2012

Via E-mail
Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re:** **General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.  You state on pages 45 and 46 that you derive revenues from Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan. In addition, we note the statement on the website of GE Egypt that the President and CEO, North East Africa, "is responsible for leading GE's growth in Egypt, Libya, Tunisia, North Sudan, and South Sudan." As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your letter to us dated July 14, 2006. Your response should describe any products, components, equipment, technology, information, services, or support you have provided into each of the referenced countries, directly or indirectly, and any agreements,

commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.      Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Item 1.  Business, page 3

3.      To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, please provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K.  In addition, if access to rare earth metals by you or your suppliers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) or 303 of Regulation S-K, as applicable.

Item 7. Management's Discussion and Analysis, page 26

Overview of Our Earnings from 2009 to 2011, page 27

4.      We see that you present the non-GAAP measures "operating earnings", "operating earnings per share" and "operating earnings per share excluding the effects of the preferred stock redemption" in the first paragraph of your earnings overview. However, you did not present or discuss the most directly comparable GAAP measures.  Tell us how this presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K.  Otherwise, please confirm that in future filings you will revise your presentation of non-GAAP measures to fully comply with those requirements.

GECS Selected European Exposures, page 58

5.      We see that you have disclosed your exposure by "focus country" for your funded
        exposures and unfunded commitments, including net financing receivable, investments,
        and derivatives.  With a view towards future disclosure, please provide us with the gross
        amount of the financing receivables before deduction of the allowance for loan losses.
        Please refer to the Staff's guidance provided in CF Disclosure Guidance Topic No.4.

6.      Please refer to footnote (f) to the table on page 58.  In light of the material amounts
        discussed, please tell us why you have not provided separate disclosure by focus country
        for the "other GECS funded assets in European countries", including cash and equivalent,
        ELTO, real estate held for investment and cost and equity investments, by sovereign and
        non-sovereign exposure.  With a view towards providing investors with this meaningful
        disclosure in future filings, please provide us with a revised table reflecting the
        information as of December 31, 2011.  Refer to the Staff's guidance provided in CF
        Disclosure Guidance Topic No.4.

Liquidity Sources, page 61

7.      We note the disclosure that, "most of GE's cash is held outside the U.S. and is available
        to fund operations and other growth of non-U.S. subsidiaries" and "is also available to
        fund [y]our needs in the U.S. on a short-term basis without being subject to U.S. Tax."
        With a view towards providing revised disclosure in future filings, please tell us the
        following:

        • Clarify for us whether your cash and equivalents and your Liquidity portfolio are
          permanently reinvested in your foreign subsidiaries and tell us whether you intend to
          repatriate these funds.
        • Describe to us the cash management and funding strategies that make cash held
          outside the U.S. available to fund the needs in the U.S. on a short-term basis without
          being subject to U.S. Tax.
        • Tell us the amount of cash and equivalents as well as liquid investments held by your
          foreign subsidiaries at December 31, 2011 and quantify the amount that would not be
          available for use in the U.S. without incurring U.S income taxes.
        • Tell us what you mean by "restricted countries" and please identify them.

Audited Financial Statements and Notes, page 90

Statement of Earnings, page 92

8.      We note the amounts presented in the Other Income component of total revenues.  From
        Note 17 on page 157 we see that the 2011 fiscal year amount includes the pre-tax gain of
        approximately $3.7 billion related to the sale of the 51% interest in NBCU to Comcast
        and earnings of $789 million from your equity method investment in NBCU LLC during

2011.  Tell us how you concluded that the amounts related to "purchases and sales of business interests," and "associated companies" should be classified as revenue.  Tell us how this presentation complies with Rule 5-03 of Regulation S-X, especially Rule 5-03(b)(1) and (12) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3412 if you have questions on other comments.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director